JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

September 29, 2023

U.S. Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust and REX Advisers, LLC Application for Order of Exemption

Dear Sir or Madam,

This APP WD is being submitted to withdraw the Form 40-APP filed on September 25, 2023 (Accession No. 0001387131-23-011511), File Nos. 812-15508 and 803-00264, made by ETF Opportunities Trust and REX Advisers, LLC (the “REX Form 40-APP”). The REX Form 40-APP inadvertently identified that the application was seeking exemptive relief from the Investment Advisers Act of 1940, as amended. In addition, the REX Form 40-APP inadvertently requested an expediated review. Contemporaneously with this APP WD, we are filing a new Form 40-APP with this withdrawal request to fix the errors that were made in the original REX Form 40-APP filing.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or John.Lively@Practus.com.

Very truly yours,

/s/ John H. Lively

On behalf of Practus, LLP